UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Acquisition

Press Release
18 January 2011

PEARSON ACQUIRES TUTORVISTA: EXPANDS PEARSON'S BUSINESS IN EDUCATION IN INDIA AND IN GLOBAL ONLINE TUTORING

Pearson, the world's leading learning company, today announces that it has agreed to increase its shareholding in TutorVista to a controlling 76% stake for a consideration of $127m. Pearson acquired a minority stake in TutorVista in June 2009 and this transaction takes Pearson's total equity investment in the company to approximately $139m.

TutorVista was founded in 2005 by Krishnan Ganesh and is headquartered in Bangalore. The company has four main activities:

1.
Technology: TutorVista supplies digital content and technology platforms to private and government schools in India, typically under long term contracts. It currently serves approximately 3,300 classrooms;

2.
Online tutoring: it provides online tutoring services to approximately 10,000 students per month. It uses Voice-Over-Internet-Protocol and online whiteboards to connect instructors in India with school and college students, principally in North America, with developing opportunities across the globe;

3.
Test preparation and tuition: it operates a network of 60 centres across southern India delivering English language coaching courses for university entrance exams and out-of-class tuition to K-12 school children for SAT, ACT, AP and other exams; and

4.
 K-12 schools: it provides a full suite of services including curriculum design, teacher training, technology solutions and school administration services to schools serving approximately 5,000 students in India.

India's government currently invests $40bn each year or three per cent of GDP in education, while Indian consumers spend more than $40bn on private educational institutions and services. Both segments of the market are growing rapidly as a result of government commitment to increase the quality of and access to learning opportunities as a means of sustaining economic growth and reducing poverty.

This acquisition further supports Pearson's goals of building significant education companies in selected fast-growing markets and applying its learning services and technologies to support governments and institutions in making educational opportunities more accessible and more effective. TutorVista will be integrated into our education business in India and will enhance our presence in the school market in India and in tutoring across the globe in schools and higher education.

The acquisition follows recent investments in both acquisitions and organic growth opportunities in China, Brazil, Southern Africa and Nigeria.

Pearson expects the acquisition to enhance Pearson's adjusted earnings per share and return on invested capital in 2012, its first full year.

Marjorie Scardino, Pearson's chief executive, said:

"TutorVista is an innovative and effective education company that we have worked with and respected for several years. This acquisition - which we believe is the largest transaction in education in India by any company - signals our excitement about the vitality of India's education sector."

ENDS

For more information:
London:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith
+44 (0)207 010 2310

Delhi:
Khozem Merchant
+91 (120) 4190 305

Pearson in India
Pearson has a longstanding and growing presence in India. Pearson Education is a leading publisher in the higher education and schools segment and in vocational training through our joint-venture with Educomp; Penguin Books India publishes the country's best-known authors including Shobhaa De, Nandan Nilekani and Amitav Ghosh; and The Financial Times has a leading position among global news organisations in its coverage of Indian economic and business affairs. More recently Pearson's professional testing business Pearson Vue established its Asia-Pacific headquarters in India, recognizing the potential of the market, and MergerMarket, a provider of high-value market intelligence for financial institutions, set up a bureau in 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  18 January 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary